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Andrea Kirschner · 3rd

Vice President Finance & IT

Tampa/St. Petersburg, Florida Area · 435 connections ·

Contact info

 The Cookie Department, Inc.

 George Mason University - School of Business

About

Strategic Value Creation · Strategic Planning · Advanced Financial Modeling · Strong Quantitative Skills ·
Budgets & Forecasts · Profit & Loss Accountability · Expense Controls & Reduction · Process Improvement ·
Operational &
Financial Restructuring · Cash Management · Policy Development · Change Management · Vendor C... see more

Experience



Interim CFO and Investor
The Cookie Department, Inc.
Feb 2016 – Present · 4 yrs 7 mos
Greater Los Angeles Area



Managing Partner

Iduna Concepts

Jul 2015 – Present · 5 yrs 2 mos



Vice President Finance & IT

Diversified Maintenance Systems, LLC

Jun 2014 – Present · 6 yrs 3 mos

Tampa/St. Petersburg, Florida Area

• Designed, implemented and currently oversee the new corporate and field incentive and sales commission programs.

• Raised the operational effectiveness of the organization, with great focus on business development, by implementing and overseeing the administration of the companywide CRM Application – Salesforce, which is tied to sales commission plan.

• Provided restructuring recommendation for field operations to Executive Team that was approved and executed, streamlining the way the operation is structured and now operates, and which resulted in substantial savings.

• Implemented new analytics/metrics based financial reporting tool for customer based Operating Income reporting, allowing for fact based timely strategic decision making down to site level (over 7,000)

• Worked side by side with CEO and CFO over the past several years to develop and implement company's first Strategic Plan, Value Creation Initiatives and Profitability Enhancement Plans for the company, Business Units and operating divisions.

• Provided analytical and critical thinking perspectives that support both organic and new business development growth.

• Accountable for integrity of monthly and annual financial statements, debt covenant compliance and development of financial processes and controls. Assist in-house finance team with various financial related projects and the development of Company's budgetary and forecasting models, to encompass newly created metrics that drive departmental performance and track incentive related payouts.

• Analyzed and provided recommendation for supplies vendor pricing used in negotiations – in the process of achieving a 10% reduction in year over year spend

• Oversee and manage the functions of the IT Department

• Assist in preparation of Corporate, Private Equity and Board of Director's meetings, as well as present financial, operational and BD related KPIs.

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Director FP&A

Cunningham Lindsey

Aug 2011 – Apr 2014 · 2 yrs 9 mos

Tampa/St. Petersburg, Florida Area

Accomplishments:

• Built pricing models to be used as effective tools by the sales team and pricing committee on strategic client decisions.

• Lead SSAE16 audit efforts for CLUS division, which resulted in a positive result after not passing the previous year.

• Conducted analysis and provided recommendation of compensation plans, which resulted in harmonization of incentive for US Division.

Duties:

• Managed company's overall financial performance and reporting functions. Identified, quantified, tracked and reported key functional metrics to reduce expenses and improve effectiveness.

• Financial oversight over Sales Pricing Committee, with over $25M + of new business and rebids, with strategic pricing focus on strategic growth principles and ROI analysis. Evaluated and analyzed variances to budget & trends in expenses, capital expenditure, working capital, cash flow, and cost controls to guide management.

• Lead the annual budgeting and planning processes including development of tools used in the process and executed the budgeting review process. Drove the development and execution of an in-year forecasting process that gives management timely and accurate information about financial performance.

• Partnered with Shared Services Operations Team on reporting; integrated analysis of non-financial unit's KPIs into financial models and with IT to improve the automation and timeliness of reports and to develop the company's business-intelligence strategy.

• Developed control processes encompassing all KPIs that measure sales targets and client relationship efforts.

• Monitored legislation, regulations, policies, and procedures applicable to financial reporting and operations.

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HSN
10 yrs

Operating Vice President, Finance
2007 – Jun 2011 · 4 yrs
Tampa/St. Petersburg, Florida Area

Accomplishments:
• Member of HSN team of 3 assigned with the development & startup of new overseas operation "iBuy"- an electronic auction channel – sales turnover of $30M+.
• Developed financial models to be utilized in assessing the company's initial efforts of SMA/cause related projects.
• Integral part of the international executive team shaping strategic direction of global HSN business.
Duties:
• Fiduciary & planning responsibilities of $ 100M+ cost budget encompassed but were not limited to the three largest cost areas of the business (Broadcasting, Marketing, Call Center). Directed the generation, analysis, and reporting of business unit operational metrics & track change based results.
• Managed the identification, assessment, and implementation of profitability opportunities & process improvements.
• Responsible for managing the financial progress & adherence to corporate processes supporting the company's strategic goals, reporting into key senior executives.
• Provided training and mentoring to team members

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OVP International Business Development

2006 – 2007 · 1 yr

Tampa/St. Petersburg, Florida Area

• Key business partner and contributor to company international development strategies, growth methodologies, and strategic and business planning processes. Identified market opportunities and decision-makers, built strategic relationships and communicated in multicultural business environments to ensure company's most profitable growth opportunities. Developed new business and investment models for electronic retailing, while ensuring full integration of business opportunity, strategy and its implementation across the entire organization.
• Due diligence responsibility for new deals and start-ups around the world; presented opportunities and recommendations to upper management, strategic JV partners, and Holding Company.
• Managed integration of past acquisitions; involvement in establishing methodologies for budgeting, forecasting and analyzing results in new acquisitions/m&a's.

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Director International Business Development

2005 – 2006 · 1 yr

Tampa/St. Petersburg, Florida Area

• Performed initial due diligence and presented growth opportunity to IAC management team for test sign off of auction Channel in the UK.
• Played key role in the formulation of the start-up's strategic plan and objectives, market evaluation, competition analysis, generation of financial projections to encompass all legal, operational and functional areas of the business.
• Lead on ground team in the development of the start-up's financial infrastructure by developing and implementing controls and metrics to measure the success of the launch of the business.
• Managed the Cash Flow and Capital Expenditures by project; Accountable for the financial planning/analysis of the operation and for P&L & BS variances against plan. Set-up initial open-to-buy and inventory management process. Worked closely with merchandising and broadcasting on developing the sales/merchandising plan for the year, reconciling it against the financial projections and increasing the potential of margin and revenue maximization
• Responsible for the execution of winding down operation after hsn changed its international strategic direction.

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Sr Mgr of International Business

2001 – 2005 · 4 yrs

Tampa/St. Petersburg, Florida Area

• Accountable for international ventures' financial reporting, forecasting and budgeting policies and procedures to be in accordance with those of the parent company. Compiled data and created quarterly financial reports for the international ventures to be integrated with HSN's financials.
• Prepared and evaluated MD&A information for parent company's SEC filings as well as various other quarter end reporting requirements and parent company's requests.
• Prepared and analyzed financial and operational performance & key metrics, and reported results to corporate headquarters for month/quarter and year-end reporting purposes.
• Integral part of HSN international team working on location with German venture personnel to fix and continuously improve operations, logistics, and financial issues

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International Financial Analyst

World Kitchen, LLC

2000 – 2001 · 1 yr

Elmira, New York Area

• Budgetary, forecast and month end reporting responsibilities in concert with company's country strategic direction for its international locations
• Coordinated implementation process of new financial computer software in international locations to be connected with company's SAP system.
• Conducted ad hoc investment projects for the development of international business.

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Financial Analyst
Bush Industries
1998 – 2000 · 2 yrs
Jamestown, New York Area

• Responsible for monthly financial & business analyses of German operation to identify opportunities for improved performance, monitor problem areas and classify potential cost saving methods. Developed monthly and annual budgets and pro forma income statements for German subsidiary.
• Worked together with German manufacturing, financial, and management team to create cost accounting standards for subsidiary.

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Education



George Mason University - School of Business
MBA, Inl Business & Finance
1996 – 1998



Shippensburg University of Pennsylvania
BSBA, Intl Business & Finance
1992 – 1996



Maria Ward Gymnasium - Nuernberg/Germany
High School Diploma